UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No___)

                               Swiss Medica, Inc.
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                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
================================================================================
                         (Title of Class of Securities)

                                   87089C 10 4
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                                 (CUSIP Number)

                                 Mark Nordlicht
                     Platinum Partners Global Macro Fund, LP
                         152 W. 57th Street, 54th Floor
                               New York, NY 10019
                                 (212) 581-0500
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 18, 2004
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)




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CUSIP No. 87089C 10 4
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(1)      Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons
         (entities only).

         Platinum Partners Global Macro Fund, LP
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(2)      Check the  Appropriate  Box if a Member of a Group (See  Instructions).
                                        (a) [X]
                                        (b) [ ]
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(3)      SEC Use Only.

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(4)      Citizenship or Place of Organization.

         Cayman Islands
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                    (5) Sole Voting Power: 2,500,000

                    (6) Shared  Voting  Power:  0
Number of Shares
Beneficially        (7) Sole  Dispositive  Power:  2,500,000
Owned
by Each Reporting   (8) Shared Dispositive Power: 0
Person With
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(9)      Aggregate Amount Beneficially Owned by Each Reporting Person.

         2.500,000 shares
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(10)     Check if the Aggregate Amount in Row 9 Excludes Certain Shares. [ ]

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(11)     Percent of Class Represented by Amount in Row 9.

         7.8%
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(12)     Type of Reporting Person (See Instructions).

         PN
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


CUSIP No. 87089C 10 4
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(1)      Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons
         (entities only).

         Fennmore Holdings, LLC
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(2)      Check the  Appropriate  Box if a Member of a Group (See  Instructions).
         (a) [X]

         (b) [ ]
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(3)      SEC Use Only.

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(4)      Citizenship or Place of Organization.

         Delaware
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                    (5) Sole Voting Power: 500,000

                    (6) Shared  Voting  Power:  0
Number of Shares
Beneficially Owned  (7) Sole  Dispositive  Power:  500,000
by Each  Reporting
Person With         (8) Shared Dispositive Power: 0
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(9)      Aggregate Amount Beneficially Owned by Each Reporting Person.

         500,000 shares
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(10)     Check if the Aggregate Amount in Row 9 Excludes Certain Shares. [ ]

--------------------------------------------------------------------------------
(11)     Percent of Class Represented by Amount in Row 9.

         1.6%
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(12)     Type of Reporting Person (See Instructions).

         OO
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

Item 1.

(a) Name of Issuer.

Swiss Medica, Inc.

(b) Address of Issuer's Principal Executive Offices.

53 Yonge Street, Third Floor, Toronto, Canada M5E 1J3

Item 2.

(a) Name of Person Filing.

Platinum Partners Global Macro Fund, LP
Fennmore Holdings, LLC

(b) Address or Principal Business Office or, if none, Residence.

Platinum Partners Global Macro Fund, LP
152 W. 57th Street, 54th Floor, New York, NY 10019

Fennmore Holdings, LLC
152 W. 57th Street, 54th Floor, New York, NY 10019

(c) Citizenship or Place of Organization.

Platinum Partners Global Macro Fund, LP - Cayman Islands
Fennmore Holdings, LLC - Delaware

(d) Title of Class of Securities.

Common Stock, par value $0.001 per share

(e) CUSIP No.

87089C 10 4

Item 3. If this  statement is filed pursuant to Rules  13d-1(b),  or 13d-2(b) or
(c), check whether the person filing is a:

         (a) [ ] Broker or dealer registered under section 15 of the Act.

         (b) [ ]  Bank  as  defined  in  Section  3(a)(6)  of the  Act.

         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act.

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940.

         (e)   [   ]   An   investment   adviser   in   accordance   with   Rule
         13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

         (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Platinum Partners Global Macro Fund, LP

     (a) Amount Beneficially Owned: 2,500,000 shares of common stock, $0.001 par value per share.

     (b)      Percent of class: 7.8%

     (c)      Number of shares as to which such  person  has:

                  (i)      Sole power to vote or to direct the vote: 2,500,000

                  (ii)     Shared power to vote or to direct the vote: 0

                  (iii) Sole power to dispose or to direct the disposition of: 2,500,000

                  (iv) Shared power to dispose or to direct the disposition of: 0

Fennmore Holdings, LLC

     (a) Amount Beneficially Owned: 500,000 shares of common stock, $0.001 par value per share.

     (b)      Percent of class: 1.6%

     (c)      Number of shares as to which such  person  has:

                  (i)      Sole power to vote or to direct the vote: 500,000

                  (ii)     Shared power to vote or to direct the vote: 0

                  (iii) Sole power to dispose or to direct the disposition of: 500,000

                  (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required. N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary. N/A

Item 8.  Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group. N/A

Item 9.  Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. N/A

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2004

PLATINUM PARTNERS GLOBAL MACRO FUND, LP by its General Partner Platinum Management, Inc.

By: /s/ MARK NORDLICHT
------------------------------------
Name: Mark Nordlicht
Title: Director

FENNMORE HOLDINGS, LLC

By: /s/ MARK NORDLICHT
------------------------------------
Name: Mark Nordlicht
Title: Manager

                             JOINT FILING AGREEMENT

         In accordance with Rule 13k-1 under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Swiss Medica, Inc., and further agrees that this Joint Filing Agreement be included as an exhibit to such filing.

Dated: February 27, 2004

PLATINUM PARTNERS GLOBAL MACRO FUND, LP by its General Partner Platinum Management, Inc.

By: /s/ MARK NORDLICHT
------------------------------------
Name: Mark Nordlicht
Title: Director

FENNMORE HOLDINGS, LLC

By: /s/ MARK NORDLICHT
------------------------------------
Name: Mark Nordlicht
Title: Manager